UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 8-K
Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **February 7, 2003**

CATERPILLAR INC.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)

1-768	**37-0602744**
(Commission File Number)	(IRS Employer I.D. No.)

100 NE Adams Street, Peoria, Illinois	**61629**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(309) 675-1000**

Item 5. Other Events and Regulation FD Disclosure.

The following statement was released by Caterpillar Inc. on February 7, 2003. The furnishing of these materials is not intended to constitute a representation that such furnishing is required by Regulation FD or that the materials include material investor information that is not otherwise publicly available. In addition, the Registrant does not assume any obligation to update such information in the future.

****

February 7, 2003

FOR IMMEDIATE RELEASE

Caterpillar announces date of annual stockholders meeting

PEORIA, Ill. - Caterpillar Inc. (NYSE: CAT) will conduct its 2003 annual meeting of

stockholders Wednesday, April 9. The time and location of the meeting will be established and

published in the company's 2003 proxy, which will be filed with the Securities and Exchange

Commission on or about February 25, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has
duly caused this report to be signed on its behalf by the undersigned thereunto duly
authorized.

CATERPILLAR INC.

February 7, 2003   By: /s/James B. Buda
                                          James B. Buda
                                          Vice President